As filed with the Securities and Exchange Commission on March 22, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITED COMMUNITY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Ohio	6022	34-1856319
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

275 West Federal Street

Youngstown, Ohio 44503

(330) 742-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Patrick W. Bevack, President and Chief Executive Officer

275 West Federal Street

Youngstown, Ohio 44503

(330) 742-0500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kimberly J. Schaefer

Vorys, Sater, Seymour and Pease LLP

301 East Fourth Street

Suite 3500, Great American Tower

Cincinnati, Ohio 45202

(513) 723-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Subscription Rights, each to purchase one share of our Common Stock, without par value	—	—	—	—(2)
Common Stock, without par value, underlying the Subscription Rights	—	—	$5,000,000	$682.00(3)
Total	—	—	$5,000,000	$682.00

(1)	This Registration Statement relates to (a) subscription rights to purchase our common shares and (b) common shares deliverable upon the exercise of the subscription rights.
(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the subscription rights being offered hereby since the subscription rights are being registered in the same registration statement as the securities to be offered pursuant thereto.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the proposed maximum offering price.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2013

PROSPECTUS

UNITED COMMUNITY FINANCIAL CORP.

Up to 1,818,181 Common Shares

issuable upon the exercise of Subscription Rights at $2.75 per share

We are distributing, at no charge to our shareholders, non-transferable subscription rights to purchase up to 1,818,181 of our common shares, no par value. In the rights offering, you will receive the right to purchase 0.06 common shares for each common share you held as of 5:00 p.m. Eastern Time, on March 21, 2013, the record date of the rights offering.

Each subscription right will entitle you to purchase one share at a subscription price of $2.75 per share, which we refer to as the basic subscription privilege, subject to certain limitations and subject to allotment. If you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the unsubscribed common shares at the same subscription price of $2.75 per share. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription agent will be returned to you promptly, without interest, following the expiration of the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on [                    ], 2013. We reserve the right to extend the expiration date one or more times, but in no event will we extend the rights offering beyond [                    ], 2013. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. The subscription rights may not be sold, transferred or assigned.

Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 8 to read about factors you should consider before exercising your subscription rights.

We may in our sole discretion cancel the rights offering at any time and for any reason. If we cancel this offering, the subscription agent will return all subscription payments it has received for the cancelled rights offering without interest or penalty.

We have engaged Registrar and Transfer Company to serve as the subscription agent and our information agent in connection with the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

This is not an underwritten offering. Management is selling the shares on a best efforts basis.

Our common shares are traded on the NASDAQ Global Select Market under the trading symbol “UCFC.” The last reported sales price of our common shares on [                    ,] 2013 was $[            ] per share. The common shares issued in the rights offering will also be listed on the NASDAQ Global Select Market under the same symbol. The subscription rights will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. As of the close of business on [                    ,] 2013 there were [                    ] common shares issued and outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These common shares are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

RIGHTS OFFERING SUMMARY

PRICE: $2.75 PER SHARE

	50% of Maximum	Maximum
Number of shares	909,090	1,818,181
Gross rights offering proceeds	$2,500,000	$5,000,000
Estimated offering expenses	$337,000	$337,000
Net proceeds	$2,163,000	$4,663,000
Net proceeds per share	$2.38	$2.56

(1)	We have engaged Registrar and Transfer Company as our information agent in connection with the rights offering. This is not an underwritten offering.

This investment involves risks, including the possible loss of principal.

Please read “Risk Factors” beginning on page 8.

The date of this prospectus is [    ], 2013.

You should rely only on the information contained in this prospectus. We have not, and our information agent, Registrar and Transfer Company, has not, authorized anyone to provide you with additional or different information from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights offering and sale of our common shares in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any common shares in any jurisdiction in which such offer or solicitation is not permitted. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, all references to the “Company,” “we,” “us” and “our” refer to United Community Financial Corp. and its subsidiary, unless the context otherwise requires or where otherwise indicated. References to United Community refer to United Company on a stand alone basis and “Home Savings,” or the “Bank” mean our wholly-owned savings banking subsidiary.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing.

All statements other than statements of historical fact included in this prospectus regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;

•

our ability to successfully obtain, or our belief as to the likelihood of successfully obtaining, a termination of the Holding Company Order (as defined below), the MOU (as defined below) or any other regulatory action, mandate or burden placed upon the Company;

•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;

•	retention of our existing customer base and our ability to attract new customers;

•	retention of our existing directors and management team and our ability to attract new directors and members of management;

•	the development of new products and services and their success in the marketplace;

•	the adequacy of the allowance for loan losses; and

•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

The forward-looking statements contained in this prospectus are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

•	competition in the industry and markets in which we operate;

•	levels of classified and nonperforming assets;

•	changes in general interest rates;

•	loan demand;

•	rapid changes in technology affecting the financial services industry;

•	real estate values;

•	changes in government regulation; and

•	general economic and business conditions.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Any forward-looking statement speaks only as of the date that such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, United Community’s common shares and our business.

What is the rights offering?

We are distributing to holders of our common shares as of 5:00 p.m., Eastern Time, on March 21, 2013, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase our common shares. You will receive the right to purchase 0.06 common shares for each one common share you owned as of 5:00 p.m., Eastern Time, on the record date. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege, which are described below. The common shares to be issued in the rights offering, like our existing common shares, will be traded on the NASDAQ Global Select Market under the symbol “UCFC.” Notwithstanding the foregoing, no subscription rights shall be distributed to the United Community Financial Corp. Employee Stock Ownership Plan.

Why are we conducting the rights offering?

This rights offering is part of a larger capital raise plan that we announced previously. On January 11, 2013, we executed agreements with various accredited investors to sell approximately $39.9 million in United Community common shares and newly issued preferred shares. Those securities purchase agreements required us to conduct a rights offering to our existing shareholders. We also executed subscription agreements with our board of directors (the “Board”), some of their affiliates, some of our officers and Marty E. Adams (collectively, the “Insiders”), who at that time was a consultant to the Company and the Board but became a director in February 2013, to sell approximately $2.1 million in United Community common shares, which sale to Insiders is subject to shareholder approval. We believe that the rights offering will increase the likelihood that we will successfully obtain a termination of the Holding Company Order, the MOU and other regulatory restrictions and burdens placed on the Company, and further improve and strengthen our financial condition by increasing our capital position. However, our Board is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right gives our shareholders the opportunity to purchase one common share at a subscription price of $2.75 per share. We have granted to you, as a shareholder of record as of 5:00 p.m., Eastern Time, on the record date, the right to purchase 0.06 common shares for every one common share you owned at that time. For example, if you owned 1,000 common shares as of 5:00 p.m., Eastern Time, on the record date, you would have received the right to purchase 60 common shares for $2.75 per share, subject to certain limitations and subject to allotment. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase any additional shares by using your over-subscription privilege.

If you hold a United Community stock certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company (DTC) will issue a subscription right to purchase 0.06 common shares to the nominee record holder for each one of our common shares that you own on the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible. We will not issue fractional shares through the exercise of basic subscription privileges.

What is the over-subscription privilege?

In the event that you purchase all of our common shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any common shares that are not purchased by our other shareholders through the exercise of their basic subscription privileges. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient common shares are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of common shares available to be purchased pursuant to the over-subscription privilege, we will allocate the available common shares among shareholders who have over-subscribed by allocating to such shareholders the lower of (x) the number of shares for which they oversubscribe, or (y) a number of shares equal to the total number of shares available for oversubscription multiplied by a fraction that equals (i) the number of shares held by each shareholder who oversubscribes divided by (ii) the total number of shares held by all shareholders who oversubscribe.

If, after this process is completed, additional shares remain available, we will allocate the remaining available common shares among shareholders who over-subscribed by allocating to such shareholders the lower of (a) the remaining number of shares for which they have oversubscribed, or (b) a number of shares equal to the total remaining number of shares available for oversubscription multiplied by a fraction that equals (i) the remaining number of shares subscribed for by each shareholder whose oversubscription remains unfilled divided by (ii) the total number of shares subscribed for by all shareholders whose oversubscription remains unfilled.

We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of our common shares that may be available to you. For that calculation, you must assume that no other shareholder, other than you, will subscribe for any of our common shares pursuant to their basic subscription privilege. See “The Rights Offering—The Subscription Rights—Over-Subscription Privilege.”

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of our common shares you own will not change. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other shareholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common shares owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payment (and your payment must clear) prior to the expiration of the rights offering, which is [                ], 2013, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on [                ], 2013 by which you must provide it with

v

your instructions to exercise your subscription rights and payment for your shares. Our Board may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than [                ], 2013. Our Board may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on [                ], 2013 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone. Subscription rights will not be listed for trading on the NASDAQ Global Select Market or any other stock exchange or market. Rights certificates may only be completed by the shareholder who receives them.

Are we requiring a minimum subscription to complete the rights offering?

There is no aggregate minimum we must receive to complete the rights offering.

Has our Board made a recommendation to our shareholders regarding the rights offering?

No. Our Board is not making a recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade and, therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

We will not issue our common shares pursuant to the exercise of basic or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [                ], 2013, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other shareholders pursuant to their subscription rights.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a United Community stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver a properly completed and signed rights certificate, and related subscription documents, to the subscription agent before 5:00 p.m., Eastern Time, on [ ], 2013; and

•	deliver payment to the subscription agent (as described below) before 5:00 p.m., Eastern Time, on [ ], 2013.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate, except for 401(K) Plan participants as discussed below on page     , do not deliver documents to United Community. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent so that they are received by the subscription agent by 5:00 p.m., Eastern Time, on [                ], 2013.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares in the rights offering and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned promptly, without interest, following the expiration of the rights offering.

What form of payment is required to purchase the common shares?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in full United States currency by:

•	Check payable to Registrar and Transfer Company, the subscription agent, drawn upon a United States bank;

•	Bank check payable to Registrar and Transfer Company, drawn upon Home Savings; or

•	Wire transfer to Registrar and Transfer Company.

Payment will be deemed to have been received by the subscription agent only upon the subscription agent’s receipt of any certified check or bank check drawn upon Home Savings or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your common shares through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the common shares you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [                ], 2013 expiration date that we have established for the rights offering.

Will I receive subscription rights for shares I own through the United Community Financial Corporation Employee Stock Ownership Plan (“ESOP”)?

No. Retirement plans, like the ESOP, are not permitted to acquire, hold or dispose of subscription rights unless the Department of Labor issues a prohibited transaction exemption. Because substantially all of the ESOP’s assets are invested in our common shares, we have determined that it would not be prudent to request an exemption to permit the ESOP to acquire and hold rights that the ESOP would be unable to exercise. Accordingly, the ESOP has been excluded from receiving any subscription rights under this offering.

What should I do if I want to participate in the rights offering, but my subscription rights are held in my account in Home Savings’ 401(k) Plan?

If you held our common shares in your account under the 401(k) Plan as of 5:00 p.m., Eastern Time, on the record date, you may exercise the subscription rights with respect to those common shares to the same extent as other holders of our common shares as of 5:00 p.m., Eastern Time, on the record date by electing what amount (if any) of your subscription rights you would like to exercise by properly completing a special election form, called “The Home Savings and Loan Company 401(k) Savings Plan Non-Transferable Subscription Rights Election Form” (“401(k) Plan Participant Election Form”) that is provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the Company as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the Company by 5:00 p.m., Eastern Time, on [                ], 2013 (the “401(k) Deadline”), which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights) and solely with respect to our common shares held through the 401(k) Plan as of the record date. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must also ensure that you indicate on your 401(k) Plan Participant Election Form a sufficient amount of your current investment in the UCFC Rights Offering Liquidity Fund in your 401(k) Plan account to be liquidated in full satisfaction of your subscription payment. If the amount of funds in your 401(k) Plan account that are invested in the UCFC Rights Offering Liquidity Fund do not equal or exceed the purchase price of the common shares that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the UCFC Rights Offering Liquidity Fund. Accordingly, you should confirm whether you need to liquidate a portion of your other funds invested in the 401(k) Plan to ensure you have a sufficient amount invested in the UCFC Rights Offering Liquidity Fund. None of the our officers, directors or employees are recommending to 401(k) Plan participants that they liquidate any such funds or that 401(k) Plan participants exercise the subscription rights. As with all other United Community shareholders, you should make your own decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risk involved in investing in our common shares.

When will I receive my new shares?

All shares that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for the issuance of the common shares purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase our common shares in the rights offering.

Will our directors and officers participate in the rights offering?

All holders of our common shares as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase our common shares as described in this prospectus. To the extent that our directors and officers held our common shares as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering. Our directors and executive officers have indicated that they intend to purchase up to approximately [                ] of our common shares in the offering through their basic and oversubscription privileges.

In addition, on January 11, 2013, the Insiders, entered into subscription agreements with United Community to invest an aggregate of approximately $2.1 million in United Community in exchange for 755,820 newly issued common shares, at the same purchase price of $2.75 per share. The issuance and sale of common shares to the Insiders is subject to shareholder approval. If they purchased [                ] shares in the rights offering and 755,820 shares in the private offering, our directors and officers would own approximately     % of the total outstanding common shares immediately after the completion of the rights offering and shareholder approval of the private offering, assuming all of the rights are subscribed for in the rights offering and shareholders approve the issuance to Insiders and the conversion of preferred shares to the accredited investors.

What effects will the rights offering have on our outstanding common shares?

As of [                ], 2013, we had                 common shares issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering, no preferred shares are converted into common shares, shareholders do not approve the sale of common shares to the Insiders, and assuming all shares are sold in the rights offering, we expect approximately [            ] common shares will be outstanding immediately after completion of the rights offering.

The issuance of our common shares in the rights offering will dilute, and thereby reduce, your proportionate ownership in our common shares unless you fully exercise your basic subscription privilege and a certain level of your over-subscription privilege. In addition, the issuance of our common shares at a subscription price which is less than the market price as of [                ], 2013 would likely reduce the per share price of common shares held by you prior to the rights offering.

How much will we receive in net proceeds from the rights offering?

We expect the aggregate rights offering proceeds, net of expenses, to be approximately $4.7 million, assuming all rights are exercised. We intend to retain the net proceeds for general corporate purposes, to pursue our business objectives or to invest all or a portion of the net proceeds in Home Savings to improve its capital position. Please see “Use of Proceeds.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional common shares and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned as soon as practicable, without interest or penalty. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your subscription payment because the subscription agent will return payments through the record holder of your shares.

Will I receive interest on any funds I deposit with the subscription agent?

No. You will not be entitled to any interest on any funds that are deposited with the subscription agent pending completion or cancellation of the rights offering. If the rights offering is cancelled for any reason, the subscription agent will return this money to subscribers, without interest or penalty, as soon as practicable.

When can I sell the common shares I receive upon exercise of the subscription rights?

If you exercise your subscription rights, you will be able to sell the common shares purchased by exercising your subscription rights once your account has been credited with those shares, provided you are not otherwise restricted from selling the shares (for example, because you are an affiliate who holds control stock or because you possess material nonpublic information about the Company). Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common shares at a price equal to or greater than the subscription price.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

What fees or charges apply if I purchase common shares in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

Who should I contact if I have other questions?

If you have other questions regarding United Community, Home Savings or the rights offering, or if you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our information agent, Registrar and Transfer Company at (800) 368-5948 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 6:00 p.m., Eastern Time.

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to United Community.

By mail, hand or overnight courier:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Attn: Reorg/Exchange Department

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription agent of your subscription rights election form and other documents and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent and clearance of payment before the expiration of the rights offering period.

x

SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information contained in the sections entitled “Risk Factors,” and “The Rights Offering,” and the other documents we refer to and incorporate by reference in their entirety before you decide to exercise your subscription rights.

Overview

United Community was incorporated in the State of Ohio in February 1998 for the purpose of owning all of the outstanding capital stock of Home Savings issued upon the conversion of Home Savings from a mutual savings association to a permanent capital stock savings association. The Conversion was completed on July 8, 1998.

As a unitary thrift holding company, United Community is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (“FRB”) and the SEC. United Community’s primary activity is holding the common shares of Home Savings.

Home Savings was organized as a mutual savings association under Ohio law in 1889. Currently, Home Savings is an Ohio state-chartered savings bank, subject to supervision and regulation by the Federal Deposit Insurance Corporation and the Division of Financial Institutions of the Ohio Department of Commerce (“Ohio Division”). Home Savings is a member of the Federal Home Loan Bank of Cincinnati and the deposits of Home Savings are insured up to applicable limits by the FDIC.

Home Savings conducts business from its main office located in Youngstown, Ohio, 33 full-service branches and eight loan production offices located throughout Ohio and western Pennsylvania. The principal business of Home Savings is the origination of mortgage loans, including construction loans on residential and nonresidential real estate located in Home Savings’ primary market area, which consists of Ashland, Columbiana, Cuyahoga, Erie, Franklin, Geauga, Huron, Lake, Mahoning, Portage, Richland, Stark, Summit and Trumbull Counties in Ohio and Beaver and Allegheny Counties in Pennsylvania. In addition to real estate lending, Home Savings originates commercial loans and various types of consumer loans. For liquidity and interest rate risk management purposes, Home Savings invests in various financial instruments. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the FDIC, principal repayments of loans, borrowings from the FHLB, repurchase agreements and maturities of securities.

Interest on loans and other investments is Home Savings’ primary source of income. Home Savings’ principal expenses are interest paid on deposit accounts and other borrowings and salaries and benefits paid to employees. Operating results are dependent to a significant degree on the net interest income of Home Savings, which is the difference between interest earned on loans and other investments and interest paid on deposits and borrowed funds. Like most financial institutions, Home Savings’ interest income and interest expense are affected significantly by general economic conditions and by the policies of various regulatory authorities.

Holding Company Order

On August 8, 2008, the Board of United Community approved a Stipulation and Consent to Issuance of Order to Cease and Desist (the “Holding Company Order”) with the Office of Thrift Supervision (“OTS”), which has been succeeded by the FRB. The Holding Company Order requires United Community to obtain FRB approval prior to: (i) incurring or increasing its debt position; (ii) repurchasing any United Community stock; or

(iii) paying any dividends. The Holding Company Order also required United Community to develop a debt reduction plan and submit the plan to the OTS for approval. The Holding Company Order remains in effect and was amended November 5, 2010. The amendment removed the requirement in the original Holding Company Order to provide the OTS with a debt reduction plan and added a requirement to provide the OTS with a capital plan. The capital plan was submitted to the OTS in December 2010 and revised capital plans have been submitted to the FRB, FDIC and Ohio Division since that time.

Bank Order, Consent Order and MOU

Simultaneously with the Holding Company Order, the Board of Home Savings approved a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the “Bank Order”) with the FDIC and the Ohio Division, which was terminated as of March 30, 2012, and replaced with a Consent Order (the “Consent Order”).

The Consent Order required Home Savings, within specified timeframes, to take or refrain from certain actions, including: (i) continuing to retain qualified management; (ii) seeking regulatory approval prior to adding any individuals to the board of directors or employing any individual as a senior executive officer of Home Savings; (iii) not extending additional credit to classified borrowers; (iv) revising its plan to reduce its classified assets, and, within six months, reduce total adversely classified assets to 75% of the level of classified assets as of May 31, 2011 (i.e., to $219.0 million by September 30, 2012) and, within twelve months, to 50% of the level of classified assets as of May 31, 2011 (i.e., to $146.0 million by March 31, 2013) (v) establishing a comprehensive policy and methodology for determining the adequacy of the allowance for loan and lease losses (ALLL); (vi) adopting plans to reduce its classified assets and delinquent loans; (vii) adopting a plan to reduce certain loan concentrations; (viii) amend its strategic plan and budget and profit plan; (ix) increasing its Tier 1 Leverage Capital Ratio to 9.0% and its Total Risk Based Capital Ratio to 12.0% by June 30, 2012, and revising its capital plan to achieve such capital levels; and (x) seeking regulatory approval prior to declaring or paying any dividend.

The Consent Order was terminated on January 31, 2013 immediately after the Board consented to a Memorandum of Understanding (“MOU”) with the FDIC and Ohio Division. The MOU requires Home Savings to submit certain plans and reports to the FDIC and the Ohio Division, to seek their prior consent before issuing any dividends to United Community, and to maintain its Tier 1 Leverage Capital Ratio at 8.50% and its Total Risk Based Capital Ratio at 12.0%.

Although United Community and Home Savings agreed to the issuance of the Holding Company Order, the Bank Order, the Consent Order and the MOU, as the case may be, neither has admitted nor denied any allegations of unsafe or unsound banking practices, or any legal or regulatory violations. No monetary penalties were assessed by the OTS, FRB, the FDIC or the Ohio Division in connection with these orders.

Recent Developments

On January 11, 2013, we entered into securities purchase agreements with 28 accredited investors pursuant to which the investors will invest an aggregate of approximately $39.9 million in United Community for 6,574,272 newly issued common shares of United Community at a purchase price of $2.75 per share, and 7,942 newly created and issued perpetual mandatorily convertible non-cumulative preferred shares of United Community at a purchase price of $2,750 per share. Upon United Community shareholder approval, each of the preferred shares will automatically convert into 1,000 United Community common shares. The preferred shares will initially not pay any dividends, but if they are not converted into common shares prior to June 30, 2013, semi-annual non-cumulative cash dividends will take effect at an annual rate of 12.00%, payment of which is subject to regulatory approval. The preferred shares are redeemable by United Community at any time upon prior receipt of applicable regulatory approvals. United Community presently expects the transaction to close on March 22, 2013.

Also on January 11, 2013, United Community entered into subscription agreements with the Insiders pursuant to which they will invest an aggregate of approximately $2.1 million in United Community in exchange for the issuance of 755,820 newly issued common shares, at the same purchase price of $2.75 per share. The issuance and sale of common shares to the Insiders is subject to United Community shareholder approval.

In this document, we refer to the issuance of the common and preferred shares under the securities purchase agreements and the subscription agreements as the “private offerings.”

Home Savings agreed to certain indemnification provisions in connection with the bulk asset sale that closed on September 21, 2012, which generally terminated on March 21, 2013. Management believes there is no material liability associated with these provisions, and as such, has not accrued for any future liabilities for these provisions.

Notwithstanding the foregoing, on March 20, 2013, we received a letter from the purchaser in the bulk asset sale alleging that certain representations and warranties that Home Savings made to the purchaser have been breached in that a number of loan documents or files are allegedly missing.

Under the terms of the agreement, if these claims are found to be valid, Home Savings may be required to indemnify the purchaser for any damages related to the loans in question. Except with respect to a breach of Home Savings’ representations and warranties related to the unpaid principal balance or ownership of the sold loans (which has not been alleged by the purchaser), the maximum amount of all indemnity claims under the agreement is capped at $5.0 million.

Loans with total balances of approximately $146.7 million were sold in the bulk asset sale, and the allegedly missing documents and files relate to loans with total balances of approximately $16.3 million. Management is in the process of investigating and responding to these claims, and no determination has yet been made as to the validity of these claims or any potential liability Home Savings may have under the agreement. Even if the claims are valid, given the nature of the alleged breaches, Home Savings believes the missing documentation can be cured and any material loss would be unlikely.

Available Information

United Community files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website at http://www.sec.gov that contains the Company’s reports, proxy and information statements and other information that the Company files electronically with the SEC. Additionally, the Company makes these filings available, free of charge, on its website at www.ucfconline.com as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC. Additional information about the Company is included in documents incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page [    ] of this prospectus.

Rights Offering Summary

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, a non-transferable subscription right to purchase 0.06 of our common shares for each common share that you owned as of 5:00 p.m., Eastern Time, on March 21, 2013, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers or other nominees on your behalf, as a beneficial owner of such shares.

Subscription Price	$2.75 per common share. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date	5:00 p.m., Eastern Time, on March 21, 2013.

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on [ ], 2013. We may extend the rights offering without notice to you until [ ], 2013.

Use of Proceeds	We expect the aggregate net proceeds from the rights offering to be approximately $4.7 million if all rights are exercised. We intend to use the proceeds of the rights offering for general corporate purposes, to pursue our business objectives or to invest all or a portion of the net proceeds in Home Savings to improve its capital position.

Basic Subscription Privilege	The basic subscription privilege of each subscription right entitles you to purchase one of our common shares at a subscription price of $2.75 per share. The number of rights you may exercise appears on your rights certificate. See the allocation procedures described below under the heading “Basic Subscription Privilege.”

Over-Subscription Privilege	In the event that you purchase all of our common shares available to you pursuant to your basic subscription privilege, you may also choose to subscribe for a portion of any shares that are not purchased by our shareholders through the exercise of their basic subscription privileges. You may subscribe for common shares pursuant to your over-subscription privilege, subject to the purchase and ownership limitations described below under the heading “Limitations on the Purchase of Shares.”

Limitations on the Purchase of Shares	We will not issue common shares pursuant to the exercise of basic subscription or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [ ], 2013, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the NASDAQ Global Select Market or on any other stock exchange or market.

No Board Recommendation

Our Board is making no recommendation regarding the exercise of your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.

Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase our common shares in the rights offering.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of a subscription right. You should consult with your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Extension and Cancellation	Although we do not presently intend to do so, we have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond [ ], 2013. Our Board may cancel the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned as soon as practicable, without interest or penalty.

Procedures for Exercising Rights

To exercise your subscription rights, you must take the following steps:

•   If you hold a United Community stock certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on [                ], 2013. You may deliver the documents and payment by U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•   If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. You should instruct your nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on [                ], 2013.

•   If you hold shares in a 401(k) Plan account, you must deliver a properly completed 401(k) Plan Participant Election Form to the Company before 5:00p.m., Eastern Time on [                ], 2013.

Subscription and Information Agent

Registrar and Transfer Company, the subscription and information agent, will hold funds received in payment for our common shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned as soon as practicable, without interest or penalty.

You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to Registrar and Transfer Company by calling, if you are located within the United States, Canada or Puerto Rico, (800) 368-5948 (toll free).

Common Shares Outstanding Before the Rights Offering	[ ] common shares were outstanding as of , 2013.

Common Shares Outstanding After Completion of the Rights offering	Assuming no options are exercised prior to the expiration of the rights offering, all shares are sold in the rights offering, none of our outstanding preferred shares are converted into common shares and shareholders do not approve the sale of common shares to the Insiders, we expect approximately [ ] common shares will be outstanding immediately after completion of the rights offering.

NASDAQ Global Select Market Symbol	Our common shares are currently listed for trading on the NASDAQ Global Select Market under the symbol “UCFC” and the shares to be issued in connection with the rights offering will also be listed on the NASDAQ Global Select Market under the same symbol.

Risk Factors	Before you exercise your subscription rights to purchase common shares you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights to purchase our common shares.

Additional Information

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, the Company makes these filings available, free of charge, on its website at www.ucfconline.com as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained on our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus and you may see a list of the documents we incorporate by reference on page [    ] of this prospectus.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference into this prospectus, including the information contained in the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our Annual Report on Form 10-K for the year ended December 31, 2012, and any risks described in our other filings with the Securities and Exchange Commission, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act of 1934, as amended, before making a decision to invest in our common shares.

The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Related to the Rights offering

The future price of our common shares may be less than the $2.75 purchase price per share in the rights offering.

If you exercise your subscription rights to purchase common shares in the rights offering, you may not be able to sell them later at or above the $2.75 purchase price in the rights offering. The actual market price of our common shares could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our common shares decreases below the subscription price, you will have committed to buying common shares at a price above the prevailing market price and could have an immediate unrealized loss. Our common shares are traded on the NASDAQ Global Select Market under the ticker symbol “UCFC,” and the last reported sales price of our common shares on the NASDAQ Global Select Market on [                ], 2013 was $[        ] per share. We cannot assure you that the market price of our common shares will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common shares at a price equal to or greater than the subscription price.

This offering may cause the price of our common shares to decrease.

The number of common shares that will be issuable if this offering is fully-subscribed may result in an immediate decrease in the market value of our common shares. This decrease may continue after the completion of this rights offering. If that occurs, you may be unable to profitably sell your common shares. Further, if a substantial number of subscription rights are exercised and common shares are issued, and if the holders of the common shares in this offering choose to sell some or all of those shares, the resulting sales could depress the market price of our common shares. There is no assurance that following the rights offering you will be able to sell your common shares at a price equal to or greater than the subscription price.

The rights offering may further reduce your percentage ownership in United Community.

The closing of the private offerings caused dilution to existing shareholders. However, if you do not exercise your subscription rights or you exercise less than all of your rights, and other shareholders fully exercise their rights or exercise a greater proportion of their rights than you exercise, you will suffer further dilution of your percentage ownership of our equity securities relative to such other shareholders. As of the record date, there were [                ] common shares outstanding. If all of our shareholders exercise their subscription rights in full, we will issue 1,818,181 common shares in the rights offering, which represents approximately     % of the [                ] common shares potentially outstanding upon the completion of the rights offering and assuming                     .

You may not revoke your exercise of rights; we may terminate the rights offering.

Once you exercise your subscription rights, you may not revoke or change your exercise unless we are required by law to permit revocation. Accordingly, if you exercise your subscription rights and later learn information about us that you consider unfavorable, you will be committed to buying shares and may not revoke or change your exercise. We may terminate the rights offering at our discretion. If we terminate the rights offering, none of United Community, the information agent or the subscription agent will have any obligation to you with respect to the rights except to return any payment received by the subscription agent, without interest or penalty.

The subscription rights are non-transferable and thus, there will be no market for them.

You may not sell, transfer or assign your subscription rights to anyone else. We do not intend to list the subscription rights on any securities exchange or any other trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with them.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration of the rights offering period. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent, and all payments clear, prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering or your payment does not clear prior to the expiration of the rights offering period, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of any payment that has been received and has cleared. Neither we nor the subscription agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

If you desire to purchase shares in the rights offering through your subscription rights that are held in your 401(k) Plan account, you must elect what amount (if any) of your subscription rights held in such account that you would like to exercise by properly completing the 401(k) Plan Participant Election Form provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the Company as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the 401(k) Deadline, which is 5:00 p.m., Eastern Time on [                ], 2013, and which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the Expiration Date set forth in this prospectus for subscription rights holders generally) and solely with respect to our common shares held through the 401(k) Plan as of the Record Date. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must also ensure that you indicated on your 401(k) Plan Participant Election Form a sufficient amount of your current investment in the UCFC Rights Offering Liquidity Fund in your 401(k) Plan account to be liquidated in full satisfaction of your subscription payment. If the amount of funds in your 401(k) Plan account that are invested in the UCFC Rights Offering Liquidity Fund do not equal or exceed the purchase price of the common shares that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the UCFC Rights Offering Liquidity Fund. For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

Our 401(k) Plan, which is receiving subscription rights, is not permitted to acquire, hold or dispose of subscription rights absent an exemption from the Department of Labor (“DOL”).

The 401(k) Plan is receiving subscription rights with respect to the common shares held by the 401(k) Plan on behalf of the participants (and other account holders) as of the record date even though 401(k) plans and other plans subject to ERISA, such as ours, are not permitted under ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), to acquire, hold or dispose of subscription rights absent an exemption from the DOL. We are submitting a request to the DOL that an exemption be granted on a retroactive basis, effective to the commencement of the rights offering, with respect to the acquisition, holding and exercise of the subscription rights by the 401(k) Plan and its participants (and other account holders); however, the DOL may deny our exemption application. If our exemption request is denied by the DOL, the DOL may require us to take appropriate remedial action and the IRS and DOL could impose certain taxes and penalties on us.

You may not be able to resell any of our common shares that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise your subscription rights, you may not be able to resell the common shares purchased by exercising your subscription rights until your account has been credited with those shares. Moreover, you will have no rights as a shareholder of the shares you purchased in the rights offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after expiration of the rights offering, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common shares at a price equal to or greater than the subscription price or at all.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering and because no minimum subscription is required, we cannot assure you of the amount of proceeds, if any, that we will receive from the rights offering.

We do not have any formal commitments from any of our shareholders to participate in the rights offering and there is no minimum subscription required. We cannot assure you that any of our shareholders will exercise all or any part of their subscription rights. Therefore, we cannot assure you of the amount of proceeds that we will receive in the rights offering. If our shareholders subscribe for fewer of our common shares than anticipated, the net proceeds we receive from the rights offering could be reduced and we could incur damage to our reputation.

We have broad discretion in the use of proceeds of the rights offering.

We have not designated the anticipated net proceeds of the rights offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the rights offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Risks Related to Ownership of Our Common Shares

An investment in our common shares is not an insured deposit.

Our common shares are not a bank deposit and, therefore, are not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common shares is inherently risky for the reasons described in this “Risk Factors” section, elsewhere in this prospectus and in the documents we incorporate by reference into this prospectus. An investment in our common shares also is subject to the same market forces that affect the price of common shares in any company. As a result, our shareholders may lose some or all of their investment in our common shares.

Although publicly traded, our common shares have substantially less liquidity than the average liquidity of stocks listed on the NASDAQ Global Select Market.

Although our common shares are listed for trading on the NASDAQ Global Select Market, our common shares have substantially less liquidity than the average liquidity for companies listed on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common shares at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price for our common shares. For these reasons, our common shares should not be viewed as a short-term investment.

The market price of our common shares may fluctuate in the future, and this volatility may be unrelated to our performance. General market price declines or overall market swings in the future could adversely affect the price of our common shares, and the current market price may not be indicative of future market prices.

Our ability to pay cash dividends is subject to prior FRB approval.

The Holding Company Order prohibits us from paying dividends without the FRB’s prior approval. We do not know how long this restriction will remain in place. Even if we are permitted to pay a dividend, United Community is dependent primarily upon the earnings of Home Savings for funds to pay dividends on our common shares. The payment of dividends by Home Savings is subject to certain regulatory restrictions. Currently, Home Savings is prohibited by the MOU from paying any dividends to United Community without the prior approval of the FDIC and the Division. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter be or continue to be undercapitalized.

In addition to our regulatory restrictions on the payment of dividends from Home Savings to United Community, U.S. tax laws applicable to Home Savings would cause a taxable recapture of accumulated bad debt reserves of up to $21.1 million to the extent that Home Savings makes a distribution to United Community while Home Savings does not have sufficient tax earnings and profits at the time of such distribution. The income tax liability resulting from such a distribution could be as great as $7.3 million. No deferred tax liability has been recorded for this potential recapture liability. For a further description, refer to Note 14 to our financial statements contained in our Form 10-K for the year ended December 31, 2012. Accordingly, until Home Savings restores its tax earnings and profits to an amount sufficient to avoid taxable bad debt reserve recapture upon distributions to United Community, we may be unwilling to approve a dividend from Home Savings to United Community even if Home Savings was otherwise permitted or able to make a dividend to United Community. As of December 31, 2012, the deficit in tax earnings and profits is approximately $10.7 million. Consequently, tax earnings and profits would need to increase by $10.7 million plus the amount of any anticipated distribution before such distribution was paid, in order to avoid any taxable bad debt reserve recapture. Tax earnings and profits is generally increased by taxable income and tax-exempt income and decreased by income taxes payable and non-deductible expenses.

As a result, any payment of dividends in the future by United Community will be dependent, in large part, on Home Savings’ ability to satisfy these regulatory restrictions and its earnings, capital requirements, financial condition and other factors.

We may issue additional common shares or convertible securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common shares and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 499,000,000 common shares and 1,000,000 preferred shares. As of [                ], 2013, we had [                ] common shares and [                ] preferred shares outstanding. We will issue up to 1,818,181 additional common shares in this rights offering,                 common shares in the private offering to Insiders (if our shareholders approve it), and we have reserved for issuance [                ] common shares underlying options that are exercisable at an average price of $[        ] per share. In addition, as of                 , 2013 we had the ability to issue                 common shares pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Although we presently do not have any intention of issuing additional common shares (other than pursuant to our equity compensation plans and the conversion of preferred shares into common shares), we may do so in the future in order to meet our capital needs and regulatory requirements, and we will be able to do so without shareholder approval. Subject to applicable NASDAQ Listing Rules, our Board generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued common shares for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional common shares or convertible securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common shares.

CAPITALIZATION AND PRO FORMA FINANCIAL INFORMATION

The following table shows our consolidated capitalization (unaudited) as of December 31, 2012 and as adjusted to give effect to (i) the recent closing of the private placement of             common shares at $2.75 per share,                 shares of our Series A Preferred Shares for $2,750 per share, which Series A Preferred Shares will convert automatically into common shares upon shareholder approval of such commons shares, (ii) 755,820 common shares sold to Insiders upon shareholder approval of such sale and (iii) the issuance of 1,818,181 shares pursuant to this rights offering.

	Actual as of 12/31/2012	Private Offerings to Accredited Investors and Insiders		Proforma with Private Offerings to Accredited Investors and Insiders		Rights Offering		Proforma with Rights Offering and Private Offerings
Capital Structure
Common shareholders’ equity	$170,760	$16,058		$186,818		$4,663		$191,481
Preferred stock	—	21,840		21,840		—		21,840

Total shareholders’ equity	$170,760	$37,898	(1)	$208,658		$4,663	(2)	$213,321

Total capital	$170,760	$37,898		$208,658		$4,663		$213,321
Total Assets	$1,808,365	$37,898		$1,846,263		$4,663		$1,850,926

Intangible assets
Core deposit premium	$238	—		$238		—		$238

Total Intangibles	$238	—		$238		—		$238

Equity to Asset Ratio	9.44%			11.30%				11.53%
Tangible Common Equity Ratio	9.43%			11.29	%(3)			11.51	%(3)
Common shares outstanding	33,027,886	15,272,092	(3)	48,299,978	(3)	1,818,181		50,118,159	(3)
Book value per share	$5.17			$4.32				$4.26
Tangible book value per share	$5.16			$4.32				$4.25

(1)	Net of $4.1 million for legal, accounting, consulting, investment banking and other.
(2)	Net of $337,000 for legal, accounting, consulting, investment banking and other.
(3)	Includes 755,820 shares of common stock issued to directors, officers and their affiliates. Assumes that shareholder approval is obtained and all 7,942 preferred shares are converted into 7,942,000 common shares.

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of the common shares in the rights offering will be until the rights offering is completed, we estimate that the aggregate net proceeds from the rights offering, after deducting estimated offering expenses, will be approximately $        million. We intend to use the net proceeds for general corporate purposes, to pursue our business objectives or to invest all or a portion of the net proceeds in Home Savings to improve its capital position.

The net proceeds may vary because total expenses relating to the rights offering may be more or less than our estimates.

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our common shares are listed and traded on the NASDAQ Global Select Market under the symbol “UCFC.” We had [                ] common shares outstanding and approximately [                ] holders of record at                 , 2013. On [                ], 2013, the most recent practicable date before the date of this prospectus, the closing price of our common shares as reported on the NASDAQ Global Select Market was $[        ] per share.

The table below sets forth the high and low daily closing price for the common shares of United Community, together with the dividends declared per common share for the periods indicated.

	Close Price				Cash Dividends
Fiscal Year Ending December 31, 2013	High		Low		Declared
First Quarter (through March , 2013)	$		$		$0.00

Fiscal Year Ending December 31, 2012
First Quarter		$2.44		$1.21	$0.00
Second Quarter		2.98		1.40	0.00
Third Quarter		3.49		2.53	0.00
Fourth Quarter		3.85		2.83	0.00

Fiscal Year Ending December 31, 2011
First Quarter		$1.62		$1.22	$0.00
Second Quarter		1.50		1.08	0.00
Third Quarter		1.35		0.87	0.00
Fourth Quarter		1.30		0.87	0.00

Fiscal Year Ending December 31, 2010
First Quarter		$1.90		$1.15	$0.00
Second Quarter		2.30		1.50	0.00
Third Quarter		1.84		1.15	0.00
Fourth Quarter		1.55		1.12	0.00

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase common shares. You are urged to obtain current market quotations for our common shares and to review carefully the other information contained in this prospectus.

Any future determination to pay dividends will be at the discretion of our Board, subject to applicable limitations under Ohio law and restrictions imposed by our regulators, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our Board.

The Holding Company Order prohibits us from paying dividends without the FRB’s prior approval. We do not know how long this restriction will remain in place. Even if we are permitted to pay a dividend, United

Community is dependent primarily upon the earnings of Home Savings for funds to pay dividends on our common shares. The payment of dividends by Home Savings is subject to certain regulatory restrictions. Currently, Home Savings is prohibited by the MOU from paying any dividends to United Community without the prior approval of the FDIC and the Division. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter be or continue to be undercapitalized.

In addition to our regulatory restrictions on the payment of dividends from Home Savings to United Community, U.S. tax laws applicable to Home Savings would cause a taxable recapture of accumulated bad debt reserves of up to $21.1 million to the extent that Home Savings makes a distribution to United Community while Home Savings does not have sufficient tax earnings and profits at the time of such distribution. The income tax liability resulting from such a distribution could be as great as $7.3 million. No deferred tax liability has been recorded for this potential recapture liability. For a further description, refer to Note 14 to our financial statements contained in our Form 10-K for the year ended December 31, 2012. Accordingly, until Home Savings restores its tax earnings and profits to an amount sufficient to avoid taxable bad debt reserve recapture upon distributions to United Community, we may be unwilling to approve a dividend from Home Savings to United Community even if Home Savings was otherwise permitted or able to make a dividend to United Community. As of December 31, 2012, the deficit in tax earnings and profits is approximately $10.7 million. Consequently, tax earnings and profits would need to increase by $10.7 million plus the amount of any anticipated distribution before such distribution was paid, in order to avoid any taxable bad debt reserve recapture. Tax earnings and profits is generally increased by taxable income and tax-exempt income and decreased by income taxes payable and non-deductible expenses.

As a result, any payment of dividends in the future by United Community will be dependent, in large part, on Home Savings’ ability to satisfy these regulatory restrictions and its earnings, capital requirements, financial condition and other factors.

As a result, our payment of dividends in 2013 and beyond is uncertain.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common shares on the record date. If you hold your shares in a brokerage account or through a broker, dealer, custodian bank or other nominee, please also refer to “—Method of Exercising Subscription Rights—Subscription by Beneficial Owners”. If you hold shares through your 401(k) Plan account, please refer to “—Special Instructions for Participants in Our 401(k) Plan” below.

The Subscription Rights

We are distributing to holders of common shares as of 5:00 p.m., Eastern Time, on March 21, 2013, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase our common shares at $2.75 per share. Each holder of record of our common shares will receive the right to purchase 0.06 common shares for each one common share owned by such holder as of 5:00 p.m., Eastern Time, on the record date. Notwithstanding the foregoing, no subscription rights shall be distributed to the United Community Financial Corp. Employee Stock Ownership Plan. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege. The subscription rights entitle the holders of our common share to purchase an aggregate of 1,818,181 common shares for an aggregate purchase price of $5.0 million. The shares to be issued in the rights offering, like our existing common shares, will be traded on the NASDAQ Global Select Market under the symbol “UCFC.”

Basic Subscription Privilege. The basic subscription privilege of each subscription right provides the holder of the subscription right the opportunity to purchase one common share, subject to delivery of the required documents and payment of the subscription price of $2.75 per share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your oversubscription privilege. We will not issue fractional shares through the exercise of basic subscription privileges.

Over-Subscription Privilege. In the event that you purchase all of the common shares available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any common shares that are not purchased by other shareholders through the exercise of their basic subscription privileges. If sufficient common shares are available, we will seek to honor the oversubscription requests in full.

If sufficient common shares are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of common shares available to be purchased pursuant to the over-subscription privilege, we will allocate the available common shares among shareholders who have over-subscribed by allocating to such shareholders the lower of (x) the number of shares for which they oversubscribe, or (y) a number of shares equal to the total number of shares available for oversubscription multiplied by a fraction that equals (i) the number of shares held by each shareholder who oversubscribes divided by (ii) the total number of shares held by all shareholders who oversubscribe.

If, after this process is completed, additional shares remain available, we will allocate the remaining available common shares among shareholders who over-subscribed by allocating to such shareholders the lower of (a) the remaining number of shares for which they have oversubscribed, or (b) a number of shares equal to the total remaining number of shares available for oversubscription multiplied by a fraction that equals (i) the remaining number of shares subscribed for by each shareholder whose oversubscription remains unfilled divided by (ii) the total number of shares subscribed for by all shareholders whose oversubscription remains unfilled.

We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of our common shares that may be available to you. For that calculation, you must assume that no shareholder other than you will subscribe for any of our common shares pursuant to their basic subscription privilege.

We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full. We can only honor an over-subscription privilege to the extent sufficient common shares are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares actually available to you, and any excess subscription payments will be returned to you promptly, without interest or penalty.

To the extent the amount you paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Background of Our Efforts to Comply with Our Regulatory Orders, Improve the Risk Profile and Management of the Company and Pursue Our Capital Plan and this Rights Offering

As further described below, we determined to raise capital through the private offerings and this rights offering because we believe that it is in the Company’s and its shareholders’ best interests to raise capital to:

•	Comply with United Community’s regulatory and contractual obligations to act as a source of strength to Home Savings in the event that future capital infusions into Home Savings are necessary;

•

Achieve capital levels that are commensurate with our risk profile, which we believe will allow us to satisfy our regulatory commitments and increase the probability that regulators will terminate the Holding Company Order and MOU in the most timely manner possible; and

•	Allow us to pursue growth strategies and execute our business plan.

Summary of Our Efforts to Increase Capital Levels and Reduce Risk

In response to the deepening economic crisis that began in 2008, as well as the Holding Company Order, the Home Savings Bank Order and Consent Order, we determined that we needed to eliminate United Community’s outstanding debt and raise our capital levels in order to ensure our viability, maintain compliance with our orders, address our asset quality issues, achieve capital levels commensurate with our risk profile, and strengthen our business in order to take advantage of opportunities in our marketplace. Accordingly, over the ensuing four years, we successfully implemented a number of strategies to achieve these goals, including, but not limited to:

•

The sale of our broker/dealer and trust company subsidiaries on December 31, 2008, and March 31, 2009, respectively. These two transactions allowed us to eliminate United Community’s debt and contribute additional capital to Home Savings, and resulted in a gain of approximately $11.2 million;

•	The sale of securities to capture gains of $1.9 million in 2009, $8.8 million in 2010, $8.6 million in 2011 and $6.3 million in 2012;

•	The sale of one of our branches in March 2010 for a gain of $1.4 million;

•	The sale of four additional branches in December 2011 at a net gain of $4.2 million, which also resulted in a reduction in branch-related overhead expenses of approximately $1.0 million per year;

•

The prepayment on June 29, 2010, of Home Savings’ ESOP loan to United Community, after which United Community contributed the $8.9 million in proceeds to Home Savings as a capital contribution. Home Savings’ capital levels also increased by another $1.2 million because of a tax benefit related to this transaction. The total capital infusion to Home Savings was $10.2 million; and

•

The sale of approximately 1.6 million of our common shares to an accredited investor at a price reflecting a premium of approximately 35% to the then current market price of our shares, which resulted in net proceeds of $2.0 million and provided working capital to United Community.

Over the past four years, we also pursued strategies to control or reduce our expenses. In the fall of 2010, Home Savings eliminated its 401(k) match for 2011, saving approximately $500,000. In 2011, we completed a restructuring of our retail branch operations, which saved approximately $692,000 per year. During the fall of 2012, we consolidated our two branches in Willard, Ohio, resulting in additional expense savings of approximately $102,000 per year. Finally, in October 2012, we implemented a bank-wide staff reduction in work force, which resulted in the elimination of approximately 60 full-time equivalent positions. The salary and benefits associated with these positions totaled approximately $2.5 million per year.

To address continued deterioration and increasing risk in the loan portfolio, we implemented strategies to aggressively identify risk in the loan portfolio and improve our credit culture, including, but not limited to:

•	Conducting an annual formal credit risk assessment;

•	Creating an independent loan review function;

•	Increasing the frequency with which we review our commercial credits and analyze collateral values of classified loans;

•	Overhauling our commercial lending, commercial operations and credit administration functions;

•	Consolidating residential and consumer loan collections and servicing and developing a loss mitigation department;

•	Tightening and improving our loan/underwriting policies and procedures; and

•	Reducing our construction loan portfolio and segments of our commercial real estate loan portfolios.

As part of the Board’s strategy to reduce our risk profile, Home Savings completed a bulk sale of assets consisting primarily of nonperforming loans and real estate owned on September 21, 2012.

The capital, expense, asset quality and debt-reduction strategies described above allowed us to successfully comply with the terms of our regulatory orders for the entire time these orders have been in effect. These strategies also allowed us to complete the bulk sale of assets while still maintaining acceptable capital levels. We also believe that these strategies enabled us to raise capital at a time and at a price that our board considered to be in the best interest of the Company and our shareholders, as further described below.

Summary of the Changes to our Board, Management and Corporate Governance

Simultaneously with our efforts to raise capital and reduce risk, we engaged in significant board recruiting efforts over the last few years. The Board elected and retained four highly qualified directors, including Scott D. Hunter, Scott N. Crewson, Lee Burdman and most recently, Marty E. Adams, in February 2013. Since 2008, six directors either resigned or retired from United Community’s Board. In an effort to improve our governance standards and board independence, the Board appointed Richard J. Schiraldi as the non-executive, independent Chairman of the Board of both United Community and Home Savings. In addition, Board Committee charters were improved, and formal Corporate Governance Guidelines adopted.

To further assess and mitigate risks, we developed an enterprise risk management program, appointed an Officers Risk Management Committee and expanded United Community and Home Savings’ Board Compliance Committee into the Compliance and Risk Management Committee. We also implemented a plan to strengthen management and establish a strong risk management and credit culture.

That plan successfully resulted in the following executive and senior management changes:

•	Patrick W. Bevack was appointed President and CEO of Home Savings and United Community;

•	James R. Reske was appointed as CFO and Treasurer of United Community and Home Savings and subsequently promoted to EVP of Home Savings;

•	Jude J. Nohra, United Community’s Secretary, was promoted to General Counsel of United Community;

•	Timothy W. Esson was promoted to SVP, CFO and Treasurer of Home Savings;

•	Matthew T. Garrity was hired as SVP and Chief Credit Officer;

•	Pamela S. Kloss, Home Savings SVP—Administration, was promoted to SVP and Chief Risk Officer;

•	Gregory G. Krontiris was hired as SVP and Chief Lending Officer; and

•	Barbara J. Radis was hired to SVP—Retail Banking.

Home Savings made a number of additional management changes, including new heads of its Consumer Lending, Marketing, Real Estate Owned, and Loss Mitigation departments. Home Savings also successfully bolstered its Credit, Collections, Legal, REO and Special Assets staff.

Background of the Capital Raise and Rights Offering

During the past four years, we undertook a significant amount of capital planning and analysis, including the exploration of various methods of raising capital through the issuance of additional shares. On numerous occasions, the Board met with potential financial advisors to discuss our ability to pursue a capital raise or strategic combination. The Board also regularly reviewed and evaluated our strategic plans, market value, regulatory status and ability to pursue our business objectives.

As discussed on page     , the Holding Company Order was amended in November 2010 to require United Community to submit a capital plan to the OTS. As we developed and pursued that plan, we worked diligently to determine if we should raise capital from outside sources and, if so, how much.

To assist the Board in pursuing its goals and evaluating its strategic alternatives, we engaged certain advisors, including:

•	In February 2011, Mr. Adams, by and through his consulting firm, Marty Adams Consulting, LLC, which was prior to his appointment as a director on February 26, 2013;

•	In April 2011, Vorys, Sater, Seymour and Pease LLP, as our outside counsel;

•	In June 2011, Sandler O’Neill + Partners, LP (Sandler) to represent United Community as its financial advisor and placement agent in any capital raise; and

•

Two independent loan review firms, BKD LLP and Gateway Asset Management, LLC, were directly or indirectly engaged to review the loan portfolio and provide the Board with additional independent assessments of credit quality.

Also in April 2011, the Board formed a Capital Committee so that it could more efficiently pursue our capital plan and make recommendations to the Board regarding the plan and potential strategic combinations. The Board appointed Messrs. Bevack, Buoncore, Crewson and Schiraldi to the Committee. The Committee met seven times in 2011 and 10 times in 2012 to review, evaluate and discuss our capital plan and strategic alternatives. At these meetings, the Committee reviewed numerous presentations by its legal and financial advisors regarding our strategic alternatives, including raising capital.

With respect to a capital raise, the Board determined that it was in the best interests of the Company and its shareholders to raise enough capital to achieve asset quality levels that we believed would relieve the Company of its regulatory orders and fully address regulatory concerns (taking into account loss estimates arising out of due diligence on the loan portfolio and projected losses that might arise from a contemplated bulk sale, which at the time were thought to be approximately $70 million), absorb additional losses related to our remaining loan portfolio that might remain even after any such bulk sale was completed, and allow us to begin pursuing our business objectives. Accordingly, in October 2011, the Board determined that $75.0 million in new capital would best achieve those results, and based upon the price at which United Community’s shares were trading during 2011, the Board anticipated raising such capital at a price of approximately $1.00-1.25 per share. The Board instructed Sandler to contact potential investors, including a number of United Community’s larger shareholders, to determine the level of interest of investors and some of those shareholders in a potential capital offering by United Community. Ultimately, three of United Community’s existing shareholders agreed to participate in the private offerings, while others chose not to pursue the investment opportunity.

Given the anticipated size and pricing of the potential offering and the amount of dilution that would result, as well as the fact that following such a transaction new shareholders would have owned approximately 70% of United Community, the Board, in evaluating which alternatives were in the Company and our shareholders’ best interests, authorized Sandler to begin contacting potential strategic partners with which the Company could pursue a transaction.

On March 30, 2012, the Bank Order was terminated, and the Board consented to the issuance of the Consent Order. The Consent Order, as discussed on page __, required Home Savings to maintain a Tier One Leverage ratio of 9.0% and a Total Risk Based Capital ratio of 12.0%. The Board continued to believe, based upon the Consent Order and regulatory mandates that United Community and Home Savings had received regarding its combined capital levels, that United Community had to raise capital from outside sources or seek a strategic combination.

During late spring and early summer 2012, discussions with potential investors diminished as United Community pursued a potential transaction with possible strategic partners. Ultimately, negotiations with these parties either yielded indications of interest or offers that the Board determined were not in the best interests of our shareholders or were not likely to receive the required regulatory approvals.

During this same period, our stock price improved. By the end of July 2012, the price had increased by more than 100% from when the Board began pursuing the capital raise. At the same time, our focus on asset quality had resulted in significant improvement, with classified assets declining by approximately $57.3 million in the first half of 2012. As a further result of these efforts and changing market conditions, the estimate of the loss that we had expected to take to execute a bulk sale of nonperforming assets had declined from initial estimates that were as high as $76.0 million to approximately $30.0 million. In light of these factors, we began evaluating and exploring a smaller capital raise at a higher price.

During management’s meetings with potential investors prior to and during meetings held in November 2012, some potential investors inquired about the level of investment the Board would make in the capital raise. Accordingly, the Board discussed the level of investment by directors in any offering. The Board believed that it was important to investors in a private offering and to existing shareholders (particularly those shareholders in the local communities in which Home Savings operates) to demonstrate that directors believed in the Company and its probability for future success.

The Board considered at great lengths the merits of the capital raise and, in particular, the amount to be raised, including, but not limited to: the requirements of the current regulatory orders and previous regulatory directives regarding capital levels; higher regulatory capital requirements that might apply to us in the near future from, for example, the implementation of proposed Basel III capital requirements; the need to maintain a capital cushion above regulatory capital minimums to absorb any potential losses that might still arise in the loan portfolio (given our asset quality metrics which, while improved, remain elevated as compared to our capital levels and compared to peer levels); and United Community’s liquidity requirements and its need to act as a source of strength to Home Savings (as further described below). The Board also took into account possible strategic opportunities for deploying the increased capital, and the improved likelihood of successfully doing so if capital levels were sufficient to allow us to pursue such strategies without financing contingencies. The Board also considered the dilutive effect of the additional capital on the ownership of existing shareholders and on our tangible book value, noting in particular how the terms of the proposed offering of $47.0 million at $2.75 per share were far less dilutive to our shareholders than the originally contemplated $75 million offering at $1.00-1.25 per share.

There also was extensive discussion amongst directors and their advisors regarding the fact that when the Board began this process in 2011, the Board had anticipated that at the $1.00-1.25 price stated above, the shares would be offered at a substantial discount to the market price (approximately 25%) and at a substantial discount to book value (approximately 80%), and that at $2.75 the current offering resulted in a much more modest discount to the market price and book value at the time the price was determined. Investors had by this time already expressed a willingness to acquire additional shares at $2.75 per share, and the Board noted the advice of its financial advisors that obtaining a higher price was not feasible. The Board also considered the trading price of our shares over the last year compared to the past three years and our relatively low average trading volume. Accordingly, the Board determined that the $2.75 price was fair.

The Board also discussed that United Community must be a source of strength to Home Savings pursuant to provisions of the Dodd-Frank Act and the Company’s Savings Association Support Agreement with the FRB, as successor-in-interest to the OTS. The Board concluded that without outside sources of capital, that United Community cannot effectively act as a source of strength, and that the offering will enable United Community to maintain a higher level of capital in the event future capital infusions into Home Savings are necessary.

The Board determined that a capital raise involving the issuance of a combination of preferred and common shares in a private offering would have the highest probability of success in the most expeditious time frame, allowing us to fulfill our commitment to our regulators as a condition to executing the bulk sale to raise our Tier 1 Leverage ratio to 9.0% by March 31, 2013. The Board also discussed the need for shareholder approval for the issuance of certain of the shares under the NASDAQ rules and the uncertainty of the amount of capital that would be raised in a rights offering. Based upon a review of other preferred share offerings, the Bank determined that the 12% dividend rate on the Series A Preferred Shares was a market rate, and it considered that we will need prior regulatory approval to pay the dividends. Accordingly, the Board determined that a private placement of preferred shares would allow us to raise capital prior to, and without the delay or uncertainty inherent in, seeking the shareholder approval and conducting a large rights offering. The Board believed it was imperative to raise capital to levels that were commensurate with our risk profile, which the Board believed would allow the Company to begin pursuing growth strategies, satisfy our regulatory commitments in the timeliest manner possible and increase the probability that regulators would terminate the Holding Company Order and MOU in the most timely manner possible.

Based upon the discussions and analysis presented to the Board, and after considering the extensive prior deliberations and efforts made to raise capital, the Board determined that it was in the Company’s and our shareholders’ best interests to raise $47.0 million through a $39.9 million private offering, comprising 6,574,272 newly issued United Community common shares at a purchase price of $2.75 per share and 7,942 Series A Preferred Shares at a purchase price of $2,750 per share, a $2.1 million offering of common shares at the same purchase price of $2.75 per share, and a $5.0 million rights offering to shareholders of record on the record date.

Determination of Subscription Price

The Board determined that the subscription price should be the same as the price at which the accredited investors agreed to purchase United Community common shares in the private offerings since that price was negotiated in an arms-length transaction. In determining the price in the private offerings, the Board anticipated from the beginning of its efforts to raise capital that any sizeable offering would be made at a discount to market and book value. Our Board and management worked hard over the past four years to reduce our risk profile, which we believe substantially contributed to the increase in the price over the past 12-15 months; thereby, enabling us to sell the shares at a significantly higher price than originally contemplated. The Board also considered the advice of its financial advisors that obtaining a higher price was not feasible. Finally, the Board considered the trading price of our shares over the last year compared to the past three years and our low average trading volume.

We cannot assure you that the market price of our common shares will not decline during or after the rights offering. We also cannot assure you that you will be able to sell our common shares purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to review this prospectus and the documents we are incorporating by reference and obtain a current quote for our common shares before exercising your subscription rights.

Method of Exercising Subscription Rights

You will receive a non-transferable subscription right to purchase 0.06 of our common shares for each common share that you owned as of 5:00 p.m., Eastern Time, on the record date. The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you are a registered holder of our common shares, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address set forth below under “Subscription and Information Agent,” to be received prior to 5:00 p.m., Eastern Time, on [                ], 2013.

Subscription by Beneficial Owners. If you are a beneficial owner of our common shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, your subscription rights will be issued to the nominee record holder. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for our common shares in the rights offering.

If you hold your common shares in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [                ], 2013 expiration date that we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent must be made in full in United States currency by:

•	check payable to Registrar and Transfer Company, the subscription agent, drawn upon a United States bank;

•	bank check payable to Registrar and Transfer Company, drawn upon Home Savings; or

•	wire transfer to Registrar and Transfer Company.

Payment will be deemed to have been received by the subscription agent only upon the subscription agent’s receipt of any certified check, bank check drawn upon Home Savings or wire transfer or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

Your subscription rights will not be considered exercised unless the subscription agent actually receives from you, your custodian bank, broker, dealer or other nominee, as the case may be, all of the required documents properly completed and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., Eastern Time, on [                ], the scheduled expiration date of the rights offering. If you own our shares in your account in our 401(K) Plan, see the instructions below under “Special Instructions for Our 401(K) Plan.”

You should read and follow the instructions accompanying the rights certificate carefully. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

The method of delivery of payments of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Do not send or deliver these materials to us.

There is no sales fee or commission payable by you. We will pay all fees charged by the subscription agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered in your name and to your address of record, as imprinted on the face of the rights certificate; or

•	you are an eligible institution.

Special Instructions for Participants in Our 401(k) Plan

Subscription rights will be allocated to any participant or other account holder (such as a beneficiary) in the 401(k) Plan whose account under the 401(k) Plan held our common shares as of 5:00 p.m., Eastern Time, on the record date, based on the number of shares held in the account as of that time on the record date. Those participants (or other account holders) with 401(k) Plan accounts who are allocated subscription rights will have the ability to direct the trustee of the 401(k) Plan, Wilmington Trust, to exercise some or all of the subscription rights allocable to them.

If our common shares were held in your account in the 401(k) Plan as of 5:00 p.m., Eastern Time, on the record date, you will receive subscription solicitation materials from the subscription agent, which will include specific instructions for participating in the rights offering with respect to subscription rights held by the 401(k) Plan, a copy of this prospectus and the 401(k) Plan Participant Election Form. If you wish to exercise your subscription rights, in whole or in part, your completed 401(k) Plan Participant Election Form must be received by the Company by the 401(k) Deadline, which is 5:00 p.m., Eastern Time, on [                ], 2013, which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights with respect to our common shares held by the 401(k) Plan will not be effective. This is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the different deadline set forth in this prospectus for shareholders participating in the rights offering generally) and solely with respect to the subscription rights held by the 401(k) Plan. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. You should receive the 401(k) Plan Participant Election Form with the other offering materials related to the rights offering. If you do not receive this form, and you believe you are entitled to participate in the rights offering with respect to shares you hold under the 401(k) Plan, you should contact the subscription agent by calling [(800) 368-5948].

If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must ensure that the amount allocated in your 401(k) Plan Participant Election Form for purposes of exercising your subscription rights is adequate to satisfy the subscription payment based upon the number of subscription rights you are exercising. You must ensure that you have enough money in your 401(k) Plan account in the UCFC Rights Offering Liquidity Fund to fully pay for the subscription rights in your 401(k) Plan account that you exercise as you may only pay for the exercise of such subscription rights through the liquidation of funds held by your 401(k) Plan account in the UCFC Rights Offering Liquidity Fund. Your investment in the UCFC Rights Offering Liquidity Fund in your 401(k) Plan account will be liquidated in the amount specified in your 401(k)

Plan Participant Election Form on or about [                ], 2013, and cash equal to the necessary subscription payment amount will be transferred to the trustee of the 401(k) Plan.

Notwithstanding your election to exercise all of your subscription rights, the 401(k) Plan trustee will be directed to only exercise that number of subscription rights and purchase the number of common shares that can be acquired with the money generated by liquidating the UCFC Rights Offering Liquidity Fund in your 401(k) Plan account. If the amount of funds in your 401(k) Plan account that are invested in the UCFC Rights Offering Liquidity Fund do not equal or exceed the purchase price of the common shares that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the UCFC Rights Offering Liquidity Fund.

Any of our common shares purchased upon exercise of the subscription rights held by your 401(k) Plan account will be allocated to your account under the common shares investment option, where they will remain subject to your further investment directions in accordance with the terms of the 401(k) Plan.

Once you submit your completed 401(k) Plan Participant Election Form, you may not revoke your exercise instructions. If you elect to exercise your subscription rights, you should be aware that the market value of our common shares may go up or down during the period after you submit your 401(k) Plan Participant Election Form and before the time that our common shares are purchased under the subscription rights and allocated to your account under the 401(k) Plan. If the NASDAQ official closing price of our common shares on the last business day preceding the expiration date of the rights offering is less than $2.75, the 401(k) Plan trustee will not honor any exercise requests, each exercise request will be voided and the purchase price will be re-credited to the 401(k) Plan participant’s 401(k) Plan account.

All subscription payments received on your behalf and not applied to the purchase of our common shares in the rights offering will be returned to the 401(k) Plan without interest or penalty and deposited based upon your current 401(k) Plan investment allocation election.

Neither we, the subscription agent, the 401(k) Plan trustee or anyone else will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form, and we will not be liable for failure to notify you of any defect or irregularity with respect to the completion of such form. We reserve the right to reject your exercise of the subscription rights if your exercise is not in accordance with the terms of the rights offering or in the proper form. We will also not accept the exercise of subscription rights if our issuance of our common shares to you could be deemed unlawful under applicable law.

The 401(k) Plan Participant Election Form must be received by the Company by the 401(k) Deadline, which is 5:00 p.m., Eastern Time, on [                ], 2013. A self-addressed envelope has been included in the materials provided to our 401(k) Plan participants (and other account holders) along with this prospectus that may be used to mail the 401(k) Plan Participant Election Form. In any event, you must use the address set forth below:

By First-Class Mail, Overnight Courier or Hand-Delivery:

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

Limit on How Many Common Shares You May Purchase in the Rights offering

We will not issue common shares pursuant to the exercise of basic subscription privileges or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [                ], 2013, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy over-subscription by other shareholders pursuant to subscription.

Missing or Incomplete Subscription Information

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned as soon as practicable, without interest or penalty, following the expiration of the rights offering.

If you deliver your rights certificate and other documents or payment in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

Expiration Date

The subscription period during which you may exercise your subscription rights expires at 5:00 p.m., Eastern Time, on [                ], 2013. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue our common shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you. In no event will the expiration date be later than [                ], 2013. We may extend the expiration of the rights offering by giving oral or written notice to the information agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the Board extends the rights offering.

If you hold your common shares in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, [                ], 2013, expiration date that we have established for the rights offering.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering at any time for any reason. We may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned as soon as practicable, without interest or penalty.

Subscription and Information Agent

The subscription and information agent for the rights offering is Registrar and Transfer Company. As the subscription agent, Registrar and Transfer will maintain the list of subscriptions and calculate any necessary allocations of over-subscription privileges. If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Except with respect to 401(k) Plan participants, do not send or deliver these materials to United Community.

By Mail:	By Express Mail or Overnight Courier:

Any questions or requests regarding United Community, Home Savings or the rights offering or any questions regarding completing a rights certificate or submitting payment in the rights offering may be directed to Registrar and Transfer Company, Attn: Investor Relations at (800) 368-5948 (toll free) Monday through Friday (except bank holidays), between 8:00 a.m. and 6:00 p.m., Eastern Time. We will pay the fees and expenses of the information agent and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering.

No Fractional Shares

We will not issue fractional shares in connection with the rights offering. Fractional shares resulting from the exercise of the basic or over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the information agent will be returned as soon as practicable, without interest.

Notice to Nominees

If you are a custodian bank, broker, dealer or other nominee who holds our common shares for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial holder so instructs, you should complete the rights certificate and submit it to the subscription agent together with the form entitled “Nominee Holder Certification” and with the proper payment. We will provide the Nominee Holder Certification form to you with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy. If you hold our common shares for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common shares on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the Nominee Holder Certification form.

In the case of subscription rights that you hold of record on behalf of others through the DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the subscription agent’s DTC account, and by delivering to the subscription agent the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Beneficial Owners

If you are a beneficial owner of our common shares and will receive your subscription rights through a custodian bank, broker, dealer or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your custodian bank, broker, dealer or other nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, [                ], 2013, expiration date.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on the NASDAQ

Global Market or any other stock exchange or market. The common shares issuable upon exercise of the subscription rights will be listed on the NASDAQ Global Select Market under the ticker symbol “UCFC.”

Validity of Subscriptions

We will resolve, in our sole discretion, all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. None of United Community, the information agent or the subscription agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription agent, will hold funds received in payment for our common shares in a segregated account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned to subscribers, without interest or penalty, as soon as practicable.

Uncertificated Common Shares

All common shares that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering, the subscription agent will arrange for issuance to each subscription rights holder of record that has validly exercised its subscription rights the common shares purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Rights of Subscribers

You will have no rights as a shareholder with respect to common shares purchased in the rights offering until your account, or your account at your broker, dealer, custodian bank or other nominee, is credited with such shares.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify the subscription agent prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to the satisfaction of the information agent and the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid, unless we are required by law to grant revocation rights. All exercises of subscription rights are irrevocable, unless we are required by law to grant revocation rights, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase our common shares offered pursuant to the rights offering.

Regulatory Limitation

We will not issue common shares pursuant to the exercise of basic subscription privileges or oversubscription privileges to any person or entity, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of [                ], 2013 such clearance or approval has not been obtained and/or any required waiting period has not expired.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of these subscription rights to purchase our common shares for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our Board is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our common shares will trade and, therefore, we cannot assure you that the market price for our common shares will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common shares.

Our Common Shares Outstanding After the Rights Offering

As of [                ], 2013, we had [                ] common shares issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering, all shares are sold in the rights offering, no options are exercised, preferred shares are not converted into common shares, and shareholders do not approve the private offering to Insiders, we expect approximately [                ] common shares will be outstanding immediately after completion of the rights offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any of our common shares from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common shares. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of- pocket expenses incurred in connection with any solicitation. Other trained employees of Home Savings may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to our executive officers or registered representatives of Registrar and Transfer Company, our information agent. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of common shares or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common shares underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common shares. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares.

Delivery of Shares

As soon as practicable after the record date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned our common shares at 5:00 p.m., Eastern Time, the record date.

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent. Except for 401(k) Plan participants, do not send or deliver these materials to United Community.

By Mail:	By Express Mail or Overnight Courier:

See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions regarding United Community, Home Savings, or the rights offering, or you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our information agent, Registrar and Transfer Company, at (800) 368-5948 (toll free), Monday through Friday (except bank holidays), between 8:00 a.m. and 6:00 p.m., Eastern Time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subsection rights acquired through the rights offering, the exercise of the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights or, if applicable, the oversubscription privilege.

This summary deals with only subscription rights and the oversubscription privilege held by a U.S. Holder (as defined below) and common shares that are held as capital assets by a U.S. Holder who is issued the common shares upon exercise of the subscription rights or, if applicable, the oversubscription privilege. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their personal circumstances. This discussion also does not address tax consequences to U.S. Holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired common shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. expatriates and foreign holders. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate or gift taxation). Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. The Company has not sought, and will not seek, any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights or, if applicable, the oversubscription privilege that are different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of subscription rights, the oversubscription privilege or common shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of subscription rights, the oversubscription privilege or common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common shares for U.S. federal income tax purposes. Under Section 305 of the Code, a shareholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such right. The application of this rule is very complex and subject to uncertainty. However, we believe that pursuant to Section 305 of the Code and the Treasury regulations promulgated thereunder, the receipt of subscription rights generally should not be taxable to a shareholder. Consequently, the discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis in the Subscription Rights. If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing common shares between your existing common shares and the subscription rights in proportion to the relative fair market values of the existing common shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common shares and the subscription rights, you must make this election on a statement included with your timely filed tax return (including extensions) for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common shares on the date you receive the subscription rights, then you must allocate your basis in your existing common shares between your existing common shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common shares on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights. Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering. Your tax basis in a new common share acquired when you exercise a subscription right in the rights offering generally will be equal to your adjusted tax basis in the subscription right, if any, plus the subscription price. The holding period of a common share acquired when you exercise a subscription right in the rights offering will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of the tax basis between the common shares previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common shares previously sold, and (3) the impact of such allocation on the tax basis of common shares acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common shares with respect to which the subscription right is received, you should consult with your tax advisor.

Exercise of Oversubscription Privilege. Generally, you will not recognize gain or loss upon exercise of the oversubscription privilege. Your tax basis in a new common share acquired upon exercise of the oversubscription privilege generally will be equal to the subscription price. The holding period of a common share acquired upon exercise of the oversubscription privilege will begin on the date of exercise.

Expiration of Subscription Rights. If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing common shares previously allocated to the subscription rights that have expired to the existing common shares.

Taxation of Common Shares

Distributions. Distributions with respect to common shares acquired upon exercise of subscription rights or the oversubscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common shares and thereafter as capital gain.

Dispositions. If you sell or otherwise dispose of common shares acquired upon exercise of subscription rights or the oversubscription privilege, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common shares is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Legislation Affecting Taxation of Common Shares Held By or Through Foreign Entities. Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common shares acquired through the exercise of subscription rights or, if applicable, the over-subscription privilege. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the common shares issuable upon exercise of the rights and offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio.

EXPERTS

Our consolidated statements of financial condition as of December 31, 2012 and 2011 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2012 appearing in our Annual Report on Form 10-K for the year ended December 31, 2012 have been incorporated by reference herein in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. Additionally, the Company makes these filings available, free of charge, on its website at www.ucfconline.com as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained on our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC.

The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our Current Reports on Form 8-K filed on with the SEC on January 15, 2013, February 5, 2013, February 28, 2013 and (except the information furnished under Items 2.02 and 7.01 thereof);

•

The description of our common shares contained in our Form S-1 filed with the SEC on March 13, 1998, or contained in any subsequent amendment or report filed for the purpose of updating such description;

•	All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2012; and

•

Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Exchange Act (other than information furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included in such Items, unless otherwise indicated therein) until all of the securities to which this prospectus relates are sold or the rights offering is otherwise terminated.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

United Community Financial Corp.

Attn: James R. Reske

275 West Federal Street

Youngstown, Ohio 44503

(330) 742-0592

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by us in connection with the sale of the securities being registered hereunder, all of which will be borne by us. All amounts shown are estimates.

Subscription and information agent fees and expenses	$150,000
Legal fees and expenses	$75,000
Accounting fees and expenses	$12,000
Printing costs and mailing	$85,000
Other miscellaneous expenses	$15,000

Total	$337,000

Item 15.	Indemnification of Directors and Officers.

(a) Ohio General Corporation Law

Section 1701.13(E) of the Ohio Revised Code grants corporations broad powers to indemnify directors, officers, employees and agents. Section 1701.13(E) provides:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

(a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

(a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

(b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

(c) By the shareholders;

(d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5)(a) Unless at the time of a director’s act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney’s fees, incurred by a director in defending the action, suit or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney’s fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from, or maintained with, a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5),(6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to divisions (E)(5),(6) or (7).

(9) As used in division (E) of this section, “corporation” includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

(b) Amended Code of Regulations of the Company

Article Five of the Company’s Amended Code of Regulations provides for indemnification of its officers and directors, including the following:

SECTION 5.01. MANDATORY INDEMNIFICATION. The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

SECTION 5.02. COURT-APPROVED INDEMNIFICATION. Anything contained in the Regulations or elsewhere to the contrary notwithstanding:

(A) the corporation shall not indemnify any officer or director of the corporation who was a party to any completed action or suit instituted by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, in respect of any claim, issue or matter asserted in such action or suit as to which he shall have been adjudged to be liable for acting with reckless disregard for the best interests of the corporation or misconduct (other than negligence) in the performance of his duty to the corporation unless and only to the extent that the Court of Common Pleas of Mahoning County, Ohio, or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances of the case, he is fairly and reasonably entitled to such indemnity as such Court of Common Pleas or such other court shall deem proper; and

(B) the corporation shall promptly make any such unpaid indemnification as is determined by a court to be proper as contemplated by this Section 5.02.

SECTION 5.03. INDEMNIFICATION FOR EXPENSES. Anything contained in the Regulations or elsewhere to the contrary notwithstanding, to the extent that an officer or director o the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.01, or in defense of any claim, issue or matter therein, he shall be promptly indemnified by the corporation against expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs) actually and reasonably incurred by him in connection therewith.

SECTION 5.04 DETERMINATION REQUIRED. Any indemnification required under Section 5.01 and not precluded under Section 5.02 shall be made by the corporation only upon a determination that such indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 5.01. Such determination may be made only (A) by a majority vote of a quorum consisting of directors of the corporation who were not and are not parties to, or threatened with, any such action, suit or proceeding, or (B) if such a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified, within the past five years, or (C) by the shareholders, or (D) by the Court of Common Pleas of Mahoning County, Ohio, or (if the corporation is a party thereto) the court in which such action, suit or proceeding was brought, if any; any such determination may be made by a court under division (D) of this Section 5.04 at any time including, without limitation, any time before, during or after the time when any such determination may be requested of, be under consideration by or have been denied or disregarded by the disinterested directors under division (A) or by independent legal counsel under division (B) or by the shareholders under division (C) of this Section 5.04; and no failure for any reason to make any such determination, and no decision for any reason to deny any such determination, by the disinterested directors under division (A) or by independent legal counsel under division (B) or by shareholders under division (C) of this Section 5.04 shall be evidence in rebuttal of the presumption recited in Section 5.01. Any determination made by the disinterested directors under division (A) or by independent legal counsel under division (B) of this Section 5.04 to make indemnification in respect of any claim, issue or matter asserted in an action or suit threatened or brought by or in the right of the corporation shall be promptly communicated to the person who threatened or brought such action or suit, and within ten days after receipt of such notification such person shall have the right to petition the Court of Common Pleas of Mahoning County, Ohio, or the court in which such action or suit was brought, if any, to review the reasonableness of such determination.

SECTION 5.05. ADVANCES FOR EXPENSES. Expenses (including, without limitation, attorneys’ fees, filing fees, court reporters’ fees and transcript costs) incurred in defending any action, suit or proceeding referred to in Section 5.01 shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding to or on behalf of the officer or director promptly as such expenses are incurred by him, but only if such officer or director shall first agree, in writing, to repay all amounts so paid in respect of any claim, issue or other matter asserted in such action, suit or proceeding in defense of which he shall not have been successful on the merits or otherwise:

(A) if it shall ultimately be determined as provided in Section 5.04 that he is not entitled to be indemnified by the corporation as provided under Section 5.01; or

(B) if, in respect of any claim, issue or other matter asserted by or in the right of the corporation in such action or suit, he shall have been adjudged to be liable for acting with reckless disregard for the best interests of the corporation or misconduct (other than negligence) in the performance of his duty to the corporation, unless and only to the extent that the Court of Common Pleas of Mahoning County, Ohio, or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances, he is fairly and reasonably entitled to all or part of such indemnification.

SECTION 5.06. ARTICLE FIVE NOT EXCLUSIVE. The indemnification provided by this Article Five shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under the Articles or the Regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an officer or director of the corporation and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Item 16.	Exhibits

EXHIBIT INDEX

ITEM	DESCRIPTION	DOCUMENT REFERENCE
Exhibit 1.1	Form of Subscription Agent Agreement	To be filed by amendment

Exhibit 3.1	Articles of Incorporation	Incorporated by reference to the Registration Statement on Form S-1 filed by United Community on March 13, 1998 (S-1) with the Securities and Exchange Commission (SEC), Exhibit 3.1

Exhibit 3.2	Amendment to Articles of Incorporation	Incorporated by reference to the Form 8-A filed by United Community on June 5, 1998 with the SEC, Exhibit 2(b)

Exhibit 3.3	Amended Code of Regulations	Incorporated by reference to the 1998 10-K filed by United Community on March 31, 1999 via Edgar, film number 99582343, Exhibit 3.2

Exhibit 4.1	Specimen Common Stock Certificate of United Community

Exhibit 4.2	Form of Rights Certificate	To be filed by amendment

Exhibit 5	Opinion of Vorys, Sater, Seymour and Pease LLP	To be filed by amendment

ITEM	DESCRIPTION	DOCUMENT REFERENCE
Exhibit 10.1	The Homes Savings and Loan Company of Youngstown, Ohio Employee Stock Ownership Plan	Incorporated by reference to the 2001 10-K filed by United Community on March 29, 2002 via Edgar, film number 02593161, Exhibit 10.1

Exhibit 10.2	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Patrick W. Bevack dated April 30, 2010	Incorporated by reference to the Second Quarter form 10-Q filed by United Community on August 16, 2010 via Edgar, film number 101021114, Exhibit 10.2

Exhibit 10.3	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and Gregory G. Krontiris dated April 30, 2010	Incorporated by reference to the Second Quarter form 10-Q filed by United Community on August 16, 2010 via Edgar, film number 101021114, Exhibit 10.3

Exhibit 10.4	Employment Agreement between The Home Savings and Loan Company of Youngstown, Ohio and James R. Reske dated April 30, 2010	Incorporated by reference to the Second Quarter form 10-Q filed by United Community on August 16, 2010 via Edgar, film number 101021114, Exhibit 10.5

Exhibit 10.5	Amended and Restated United Community 1999 Long-Term Incentive Plan	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.8

Exhibit 10.6	Amended and Restated United Community 2007 Long-Term Incentive Plan	Incorporated by reference to the 2008 10-K filed by United Community on March 17, 2010 via Edgar, film number 09686271 (2008 10-K), Exhibit 10.9

Exhibit 10.7	2010 Director Sub-Plan to the Amended and Restated United Community 2007 Long-Term Incentive Plan	Incorporated by reference to the Third Quarter 2010 form 10-Q filed by United Community on November 12, 2012 via Edgar, film number 101187428, Exhibit 10.1

Exhibit 10.8	Executive Incentive Plan	Incorporated by reference to the 8-K filed by United Community on July 21, 2009 via Edgar, film number 09955685

Exhibit 10.9	Holding Company Order	Incorporated by reference to the 8-K filed by United Community on August 13, 2008 via Edgar, film number 081011722 Exhibit 10.1

Exhibit 10.10	Amendment to the Holding Company Order	Incorporated by reference to the Third Quarter 2010 form 10-Q filed by United Community on November 12, 2010 via Edgar, film number 101187428, Exhibits 10.2 and 10.3

Exhibit 10.11	Consent Order	Incorporated by reference to the 8-K filed by United Community on April 4, 2012 via Edgar, film number 12740239 Exhibit 10.1

Exhibit 10.12	2011 Executive Incentive Plan	Incorporated by reference to the 8-K filed by United Community on May 4, 2011 via Edgar, film number 11811040 Exhibit 10.1

ITEM	DESCRIPTION	DOCUMENT REFERENCE
Exhibit 10.13	Stay Bonus and Retention Plan	Incorporated by reference to the 8-K filed by United Community on May 4, 2011 via Edgar, film number 11811040 Exhibit 10.2

Exhibit 10.14	Purchase and Assumption Agreement	Incorporated by reference to the Third Quarter 2011 form 10-Q filed by United Community on November 14, 2011 via Edgar, film number 111203662, Exhibit 10.1

Exhibit 10.15	2012 Executive Incentive Plan	Incorporated by reference to the 8-K filed by United Community on June 4, 2012 via Edgar, film number 12885641, Exhibit 10.1

Exhibit 10.16	Asset Purchase and Interim Servicing Agreement	Incorporated by reference to the Third Quarter 2012 form 10-Q, filed by United Community on November 13, 2012 via Edgar, film number 121195840, Exhibit 2.1

Exhibit 10.17	Form of Purchase Agreement	Incorporated by reference to the 8-K filed by United Community on January 15, 2013 via Edgar film number 13531112, Exhibit 10.1

Exhibit 10.18	Form of Subscriptions Agreement	Incorporated by reference to the 8-K filed by United Community on January 15, 2013 via Edgar, film number 13531112, Exhibit 10.2

Exhibit 23.1	Consent of Crowe Horwath LLP

Exhibit 23.2	Consent of Vorys, Sater, Seymour and Pease LLP	To be filed by amendment

Exhibit 24	Power of Attorney

Exhibit 99.1	Form of Instructions as to Use of Subscription Rights Certificate	To be filed by amendment

Exhibit 99.2	Form of Letter to Shareholders who are Record Holders	To be filed by amendment

Exhibit 99.3	Form of Letter to Nominee Holders whose Clients are Beneficial Holders	To be filed by amendment

Exhibit 99.4	Form of Letter to Clients of Nominee Holders	To be filed by amendment

Exhibit 99.5	Form of Beneficial Owner Election Form	To be filed by amendment

Exhibit 99.6	Form of Nominee Holder Certification	To be filed by amendment

Exhibit 99.7	Form of Notice of Important Tax Information	To be filed by amendment

Exhibit 99.8	Form of Letter to Participants in The Home Savings and Loan Company 401(k) Savings Plan	To be filed by amendment

Exhibit 99.9	Form of The Home Savings and Loan Company 401(k) Savings Plan Non-Transferable Subscription Rights Election Form	To be filed by amendment

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Youngstown, State of Ohio, on March 19, 2013.

United Community Financial Corp.

By	/s/ Patrick W. Bevack
Patrick W. Bevack
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard J. Schiraldi* Richard J. Schiraldi Chairman of the Board and Director Date: March 19, 2013	/s/ Patrick W. Bevack Patrick W. Bevack Chief Executive Officer, Principal Executive Officer and Director March 19, 2013

/s/ James R. Reske James R. Reske Treasurer, Chief Financial Officer, and Principal Financial Officer Date: March 19, 2013	/s/ Marty E. Adams* Marty E. Adams Director Date: March 19, 2013

/s/ Eugenia C. Atkinson* Eugenia C. Atkinson Director Date: March 19, 2013	/s/ Lee Burdman* Lee Burdman Director Date: March 19, 2013

/s/ Richard J. Buoncore* Richard J. Buoncore Director Date: March 19, 2013	/s/ Scott N. Crewson* Scott N. Crewson Director Date: March 19, 2013

/s/ Scott D. Hunter* Scott D. Hunter Director Date March 19, 2013	/s/ David C. Sweet* David C. Sweet Director Date March 19, 2013

*	The above-named directors of the Company sign this registration statement by Jude J. Nohra, their attorney-in-fact, pursuant to the Powers of Attorney signed by each of the above-named directors, which Powers of Attorney are filed with this Registration Statement on Form S-3 all in the capacities indicated and on January 29, 2013, except that Marty E. Adams signed on February 26, 2013.

By:	/s/ Jude J. Nohra
Jude J. Nohra
Attorney-in-Fact